Exhibit 21.1

Subsidiaries of Language Line Holdings, Inc.

Subsidiary	Jurisdiction of Formation/Incorporation
Language Line, Inc.	Delaware
Language Line, LLC	Delaware
Envok, LLC	Delaware
On Line Interpreters, Inc.	Illinois
Language Line Services, Inc.	Delaware
Language Line Dominican Republic, LLC	Delaware
Language Line Panama, LLC	Delaware
Language Line Panama Corp.	Panama
Language Line Costa Rica, LLC	Delaware
Language Line CR, S.A.	Costa Rica